SANDFIRE RESOURCES AMERICA INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

Introduction

This Management Discussion and Analysis ("MD&A") of Sandfire Resources America Inc. (the "Company") has been prepared by management as of August 20, 2020 and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto of the Company for the year ended June 30, 2020, which were prepared in accordance with the International Financial Reporting Standard ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Company are available on the Company's website at www.sandfireamerica.com or on SEDAR at www.sedar.com.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

1. Executive Summary

Sandfire Resources America Inc. (the "Company") is focused on the exploration, development and mining of its 100% owned flagship property, the Black Butte Copper Project in central Montana, USA. The Company plans to permit, construct and operate a showcase underground copper mining operation using modern environmentally responsible mining and processing technologies to generate significant economic benefits for Montana and the Company's stakeholders.

An Updated Mineral Resource estimate for the Black Butte Copper Project was announced on October 15, 2019. With a measured and indicated resource of 10.9 million tonnes with an average grade of 2.9% Copper ("Cu"), the Black Butte Copper Project's Johnny Lee Deposit is one of the highest grade Cu developments currently underway in the world. The Johnny Lee Deposit contains measured resources of 2.0 million tonnes with an average grade of 3.5% Cu for 69.1 thousand tonnes (152 million lbs.) of Cu and indicated resources of 8.9 million tonnes with an average grade of 2.7% Cu for 241.8 thousand tonnes (533 million lbs.) of Cu.

Black Butte Copper Highlights

On March 13, 2020, the Montana Department of Environmental Quality (MT DEQ) issued a final Environmental Impact Statement (EIS) signaling that the MT DEQ, and its independent third-party environmental consultants, have completed all environmental reviews related to Black Butte Copper and issues raised during the public comment period have been responded to.

Also on March 13, 2020, the Montana Department of Natural Resources & Conservation (MT DNRC) issued a positive Preliminary Determination (PD) in response to the water right owners' application to modify their irrigation water rights to include leasing water for mitigation for the Black Butte Copper project.  This triggered a 60-day public comment period.

On April 9, 2020, the MT DEQ released a positive Record of Decision (RoD) granting a Mine Operating Permit to the Company's wholly-owned subsidiary, Tintina Montana Inc. This will allow development and construction for underground mining of the Johnny Lee deposit at the Black Butte Copper Project to proceed.

On May 19, 2020, the MT DEQ issued a Phase I bonding number establishing a bond of $4.65 million for the Black Butte Copper Project. The Company must secure this bond before commencing surface construction at the mine site.  The Company has finalized a construction contract for the commencement of surface earthworks which are scheduled to commence this summer after the Company secures the Phase I bond amount.

On June 4, 2020, a legal challenge to the RoD was lodged in the 14th Judicial Court in Meagher County, Montana against the MT DEQ and Tintina Montana Inc., a wholly owned subsidiary of Sandfire Resources America Inc., by a number of groups who oppose resource development in Montana.  The Company will continue to review the challenge and will seek to work with the MT DEQ to defend this litigation vigorously.  On July 22, the Company filed a response and is awaiting further instructions from the Court.

During the year ended June 30, 2020, the Company continued to advance the Feasibility Study by finalizing all technical studies and correlating all the financial information into an economic model.  On April 9, 2020, the Company reported that the timing for completion of the Feasibility Study may be delayed due to the global health and financial crisis caused by COVID-19.  The Company plans to finalize the Feasibility Study by the end of September 2020.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

1.      Executive Summary (continued)

On August 14, 2020, the MT DEQ issued a final approval for the Phase I Bonding for the underground Black Butte Copper project (the "Project).  The Company has posted a surety bond for the Project, the MT DEQ has approved the bond posting and has issued a Final Mine Operating Permit allowing the Company the right to commence Phase I Development surface construction at the mine site.

2. Fiscal Year 2020 Highlights

Black Butte Copper Summary

Black Butte Copper exploration and evaluation costs decreased $3,587,886 from $12,360,613 during the year ended June 30, 2019 ("FY2019") to $8,772,727 during the year ended June 30, 2020 ("FY2020").  The Company continued to advance the project by analyzing data and gathering information on the development of the Johnny Lee copper deposit.

Qualified Persons

Jerry Zieg, Senior Vice President of Exploration for the Company is a Qualified Person for the purposes of National Instrument 43-101 ("NI 43-101") and has reviewed and approved the information of a scientific or technical nature contained in this MD&A.

The following table presents the total expenditures incurred on the Black Butte property to date:

Black Butte
Resource Properties, net of currency translation	$5,720,623
Accumulated Exploration and Project Support Costs project to date	48,492,626
Accumulated Engineering & Environment Costs project to date	9,840,840
Accumulated Mining Study Costs project to date	3,188,960

Total expenditure at June 30, 2019	$67,243,049
Resource Properties	$791,775
Resource Properties - currency translation	215,051
Exploration and Project Support Costs in the period	8,772,727

Total expenditure for the year ended June 30, 2020	$9,779,553
Resource Properties, net of currency translation	$6,727,449
Accumulated Exploration and Project Support Costs project to date	57,265,353
Accumulated Engineering & Environment Costs project to date	9,840,840
Accumulated Mining Study Costs project to date	3,188,960

Total expenditure at June 30, 2020	$77,022,602

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

2.      Fiscal Year 2020 Highlights (continued)

Exploration and evaluation costs incurred during the year ended June 30, 2020 and 2019 were as follows:

	2020	2019
Labor	$3,722,540	$3,459,797
Contractors and consultants	2,566,562	221,000
Evaluation	10,646	1,399,221
Permitting	1,474,827	1,837,768
Drilling	-	2,723,722
Metallurgy/Assays	137,011	641,451
Public relations	539,275	1,506,676
Supplies	37,553	162,710
Project travel	86,967	146,032
Rents and storage	113,324	176,996
Other	84,022	85,240
Total expenditure during year ended June 30,	$8,772,727	$12,360,613

3. Selected Annual Information

		Year Ended June 30,
		2020		2019		2018

Total revenues	$	Nil	$	Nil	$	Nil
Loss for the year		$(10,858,928)		$(14,194,658)		$(10,008,510)
Comprehensive loss for the year		$(10,631,969)		$(14,221,982)		$(10,104,903)
Loss per share		$(0.01)		$(0.02)		$(0.02)
Total assets		$9,451,074		$12,166,140		$8,247,634
Total long term liabilities		$124,784		$136,542	$	Nil

4. Results of Operations

Black Butte Copper

The Company incurred $8,772,727 of expenditures on the Black Butte Copper property during the year ended June 30, 2020 primarily due to consultants and contractors performing work associated with the permit application and Environmental Impact Study (EIS) process and feasibility study.

Black Butte Copper Permitting

On August 14, 2017, the Company received notification from the MT DEQ that the Mine Operating Permit Application has been determined as Complete and Compliant.  On September 19, 2017, the Company received a draft Mine Operating Permit from the MT DEQ Hard Rock Mining Bureau which signified formal commencement of the EIS process.

On December 1, 2017, the Company received a Section 404 Permit under the Clean Water Act from the United States Army Corps of Engineers for the disturbance of 0.85 acres of wetlands and 696 linear feet of stream channel which will be mitigated through a pre-certified In-Lieu Fee Program.

On June 6, 2018, the Company issued a draft air quality permit and received notification from the MT DEQ that its Montana pollutant discharge elimination system ("MPDES") permit has been deemed Complete and Compliant.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

4. Results of Operations (continued)

On March 11, 2019, the MT DEQ issued a Draft EIS for the Company's Black Butte Copper Project.  The public comment period was open for 60-days closing on May 10, 2019.  The MT DEQ then commenced responding to the numerous comments raised by the public with assistance per request of the Company.

On March 13, 2020, MT DEQ issued a final EIS which signals that the MT DEQ, and its independent third-party environmental consultants, have completed all environmental reviews related to Black Butte Copper and all issues raised during the public comment period have been responded to.  Also on March 13, 2020, the MT DNRC issued a Positive Determination ("PD") in response to the water right owners' application to modify their irrigation water rights to include leasing water for mitigation for the Black Butte Copper project.  This PD is subject to objection from other impacted water right owners and users.

On April 9, 2020, the MT DEQ released a positive RoD granting a Mine Operating Permit to the Company's wholly-owned subsidiary, Tintina Montana Inc. This will allow development and construction for underground mining of the Johnny Lee deposit at the Black Butte Copper Project to proceed once appropriate bonding has been placed with the MT DEQ which has been issued August 14, 2020 by MT DEQ.

Black Butte Copper Development

In October 2018, the Company commissioned GR Engineering Services Limited to be the lead consultant on a Feasibility Study for the Black Butte Copper Project.  Under the arrangement with GR Engineering Services Limited, Mining Plus Pty Ltd will prepare the Mineral Reserve Statement.  SRK Consulting was selected to prepare the Mineral Resource Statement.  The Feasibility Study completion has been dependent on the timing of the project permitting and the contents of the Final EIS.  The Company plans to complete the Feasibility Study by the end of September 2020.

During the year ended June 30, 2019, Tetra Tech completed initial design work and the specification report for the portal pad and the contact water pond.

On October 25, 2019, the Company announced an updated Mineral Resources estimate for the Johnny Lee deposit which will be used for the Feasibility Study.  With a measured and indicated resource of 10.9 million tonnes with an average grade of 2.9% Copper ("Cu"), the Black Butte Copper Project's Johnny Lee Deposit is one of the highest grade Cu developments currently underway in the world. The Johnny Lee Deposit contains measured resources of 2.0 million tonnes with an average grade of 3.5% Cu for 69.1 thousand tonnes (152 million lbs.) of Cu and indicated resources of 8.9 million tonnes with an average grade of 2.7% Cu for 241.8 thousand tonnes (533 million lbs.) of Cu.

During the year ended June 30, 2020, the Company continued to advance the Feasibility Study by finalizing all technical studies and updating mineral resources.  On April 9, 2020, the Company reported that all the technical studies have been completed for the Black Butte Project Feasibility Study and that the timing for completion of the Feasibility Study may be delayed due to the global health and financial crisis caused by COVID-19. The Feasibility Study is now expected to be published in September 2020.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

4. Results of Operations (continued)

Black Butte Copper Exploration

The property contains sediment-hosted zones of massive sulfide mineralization originally explored by Cominco American Inc. ("Cominco") and BHP/Utah International ("BHP") during the 1980's and early 1990's. The drilling undertaken by Cominco American Inc. and BHP had encountered significant zones of strata-bound copper sulfide with cobalt in multiple bedded pyrite zones in the lower part of the Precambrian Belt Super group; this same stratigraphic unit hosts the Sullivan zinc- lead-silver deposit. The Company began core drilling on the property on September 15, 2010. Since then, the Company has drilled a total of 69,037 metres on the property.

During the spring of 2018, the Company conducted a drilling program focused on recovering mineralized core for further metallurgical test work.  16 large-diameter (114 mm diameter) core holes dispersed throughout the Upper Copper Zone ("UCZ") of the Johnny Lee deposit provided representative samples for metallurgical testing. A total of 2,011 kilograms of mineralized core was prepared for metallurgical testing at Base Metallurgical Laboratories ("BML") in Kamloops, British Columbia.  The metallurgical testing program was completed in mid-2019 and the results of this test work will support the design of the proposed process flow sheet for the processing plant an integral component of the Feasibility Study.

During the Autumn and Winter of 2018, the Company conducted a 24-hole drilling program designed to collect additional data for resource verification and to collect geotechnical data necessary to the Feasibility Study.

Corporate Expenditure Summary

During the years ended June 30, 2020 and 2019:

- The Company incurred a net loss of $10,858,928 or $0.01 per share during FY2020 as compared to a net loss of $14,194,658 or $0.02 per share during FY2019, representing a decrease in net loss of $3,335,730.

- Salary and wages during FY2020 increased by $152,022 compared to FY2019 due to changes in senior management during late FY2019 that continued into FY2020.

- During FY2020, exploration and evaluation costs decreased by $3,587,886 compared to FY2019 primarily due to a drilling program and a public relation campaign against an anti-mining initiative which both occurred during the year ended June 30, 2019.

- Professional fees increased by $635,672 during FY2020 compared to FY2019 higher legal fees for permitting related activities.

- The majority of foreign currency reserve ("FCR") represents the differences arising from the translation of foreign subsidiaries from the functional currency in United States dollars to the reporting currency of the Company in Canadian dollars. FCR is accumulated in foreign currency reserve until the disposal of a subsidiary.  A disposal or partial disposal will result in a realized foreign exchange gain or loss which will be recorded in earnings.

The Company's cash and cash equivalents at June 30, 2020 totalled $213,392 compared to $4,077,066 in 2019.  Accounts payable and accrued liabilities at June 30, 2020 increased by $864,873 compared to 2019 primarily due to an increase in vendor accruals related to the Black Butte Copper Project.  The Company has a current loan payable of $6,787,300 as of June 30, 2020.  There was no loan payable at June 30, 2019.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

4. Results of Operations (continued)

The Company had an accumulated deficit as at June 30, 2020 of $110,007,994 compared to $106,871,163 in 2019 which has been funded primarily by the issuance of equity and borrowings. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing sufficient to cover its operating costs.

5. Summary of Quarterly Results

The following is a summary of the Company's results for the eight most recently completed quarters ended June 30, 2020. These results are taken from the interim and annual consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial statements. The results are presented in Canadian dollars.

Quarter Ended	Total Revenues	Loss for the Period	Basic and Diluted Loss Per share
September 30, 2018	$ Nil	$ (2,348,988)	$ (0.00)
December 31, 2018	$ Nil	$ (4,410,096)	$ (0.01)
March 31, 2019	$ Nil	$ (4,407,375)	$ (0.01)
June 30, 2019	$ Nil	$ (3,028,199)	$ (0.00)
September 30, 2019	$ Nil	$ (2,603,163)	$ (0.00)
December 31, 2019	$ Nil	$ (3,141,513)	$ (0.00)
March 31, 2020	$ Nil	$ (2,643,875)	$ (0.00)
June 30, 2020	$ Nil	$ (2,474,577)	$ (0.00)

6. Liquidity and Capital Resources

As at June 30, 2020, the Company reported negative working capital of $8,322,934.  Net decrease in cash and cash equivalents for the year ended June 30, 2020 was $3,863,674, leaving cash and cash equivalents in the amount of $213,392.

Current assets excluding cash at June 30, 2020 consist of prepaid expenses and other assets of $132,917 and reclamation bond of $16,317.

Current liabilities as at June 30, 2020 consist of accounts payable and accrued liabilities of $1,866,375, the current portion of lease liabilities of $31,885, and loans payable to related party of $6,787,300.

On November 1, 2019, Tintina Montana Inc. and Sandfire Resources America Inc. as guarantor, entered into a US$3.0 million ($3,944,721) Bridge Loan Agreement with Sandfire Resources Ltd (parent) for short-term funding of day to day operations. Interest on the loan is set at 5% per annum and interest is payable on the last day of each calendar month. The loan terms specified that repayment of the loan was the earlier of (i) December 31, 2020 or (ii) 7 days after Sandfire Resources America Inc. completes either a debt or equity financing with gross proceeds of at least US$12.0 million

On February 26, 2020, Tintina Montana Inc. and Sandfire Resources America Inc. as guarantor, entered into a US$2.0 million ($2,663,772) Bridge Loan Agreement with Sandfire Resources Ltd (parent) for short-term funding of day to day operations. Interest on the loan is set at 5% per annum and interest is payable on the last day of each calendar month. The loan terms specified that repayment of the loan was the earlier of (i) December 31, 2020 or (ii) 7 days after Sandfire Resources America Inc. completes either a debt or equity financing with gross proceeds of at least US$12.0 million.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

6. Liquidity and Capital Resources (continued)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (the "CARES Act") Act was signed into United States law.  On April 17, 2020, the Company received a loan of $390,000 USD ($547,366 CDN) pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act.  The loan, which was in the form of a promissory note dated April 17, 2020, matures on March 17, 2022, bears interest at a rate of 1% per annum, and is payable monthly commencing on October t 17, 2020. The loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. Qualifying expenses include payroll costs, costs used to continue group health care benefits, rent, and utilities. Since receipt of the funds and through June 30, 2020, the Company has paid over the loan amount in eligible payroll and payroll-related costs as required under the CARES Act.  In addition, the Company has ensured that it adhered to the CARES Act criteria regarding maintaining head count and not reducing wages.  Management believes there is reasonable assurance that the Company has met the requirements to receive forgiveness of the loan and thus has recognized governmental grant income of $529,409 during the year ended June 30, 2020.

Subsequent to the end of the financial year, on July 1, 2020, Tintina Montana Inc. and Sandfire Resources America Inc. as guarantor, entered into a US$5.0 million ($6,790,235 CDN) Bridge Loan Agreement with Sandfire Resources Ltd (parent) for short-term funding of day to day operations. Interest on the loan is set at 5% per annum and interest is payable on the last day of each calendar month. The loan terms specified that repayment of the loan was the earlier of (i) December 31, 2020 or (ii) 7 days after Sandfire Resources America Inc. completes either a debt or equity financing with gross proceeds of at least US$12.0 million

On November 1, 2018, the Company closed its rights offering, issuing 314,551,166 common shares of the Company, for gross proceeds of $18,873,070, representing 100% of the total rights offered.  The Company's largest shareholder, Sandfire B.C. Holdings Inc. ("Sandfire B.C."), fully exercised its basic subscription privilege to purchase its pro rata share of the common shares offered, being 245,552,064 common shares, and also purchased an additional 62,129,312 common shares through the exercise of its additional subscription privilege, for a total subscription of 307,681,376 common shares for a total ownership of 85.45%.  The Company incurred share issuance costs of $117,660, resulting in the net proceeds of $18,755,410.

During the year ended June 30, 2020, the Company incurred a net loss of $10,858,928 (2019: $14,194,658), the Company's cash and cash equivalents was $213,392 (2019: $4,077,066) and working capital was a negative $8,322,934 (2019: positive $3,441,257). The Company worked on completing the final stages in the permitting process for the development of the Black Butte Copper Project, which is the Environmental Impact Statement (EIS).  A final EIS was issued on March 13, 2020 by the MT DEQ with a positive record of decision following on April 9, 2020.  On August 14, 2020, the Montana Department of Environmental Quality ("MT DEQ") issued a final approval for the Phase I Bonding for the underground Black Butte Copper project (the "Project).  The Company has posted a surety bond for the Project, the MT DEQ has approved the bond posting and has issued a Final Mine Operating Permit allowing the Company the right to commence Phase I Development surface construction at the mine site.  The Company is yet to achieve profitability and experiences operating losses and significant negative cash flow. The Company has concluded that the working capital as held at June 30, 2020 is insufficient to fund planned expenditures for at least the next twelve months. Unless additional funds are raised, the Company may have insufficient funds to realize its assets and discharge its liabilities in the normal course of business.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

6. Liquidity and Capital Resources (continued)

The conditions described above indicate the existence of material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. The Company plans to address this uncertainty by raising additional funds in the capital markets or through debt financing in fiscal year 2021. Many factors influence the Company's ability to raise funds, and there is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. These financial statements do not contain any adjustments to the amounts that may be required should the Company be unable to continue as a going concern. Such adjustments could be material.

Since March 2020, several governmental measures have been implemented in the United States, where the Company's operations are located and the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2020. The Company continues to operate its business, and in response to US Federal and State and Canadian Federal and Provincial emergency measures, has requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its contractors, could impact the Company's ability to conduct its planned programs in a timely manner, and the Company is evaluating the best way to move its activities forward when the emergency measures are lifted.

7. Off-Balance Sheet Arrangements and Commitments

At the date of this MD&A, the Company had no off-balance sheet arrangements. Mining lease and water use commitments are detailed in Note 8 of the Consolidated Financial Statements for the year ended June 30, 2020.  The Phase I earthworks construction project is detailed in Note 16 of the Consolidated Financial Statements for year ended June 30, 2020.

8. Transactions with Related Parties

The following key management personnel compensation and related party transactions took place during the financial year:

	June 30, 2020	June 30, 2019

Short-term benefits	$1,343,952	$1,096,955
Share-based payments	34,627	80,353
Professional fees paid to companies owned by a former officer of the Company	-	19,278
Total remuneration	$1,378,579	$1,196,586

The remuneration of directors and other members of key management is included in short-term benefits and share-based payments.

As of June 30, 2020, the Company had loans payable of $6,787,300 and accrued interest payable of 27,893 to Sandfire Resources Ltd (parent).  As of June 30, 2019, the Company had no loan payable and no accrued interest payable to Sandfire Resources Ltd.  The Company recognized interest expense of $180,373 and $30,547 during the year ended June 30, 2020 and 2019, respectively, on loans payable to Sandfire Resources Ltd.  Included in accounts payable and accrued liabilities at June 30, 2020 was $27,893 accrued interest payable to Sandfire Resources Ltd.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

8. Transactions with Related Parties (continued)

During the year ended June 30, 2020, Sandfire Resources Ltd. paid exploration expenses amounting to $32,095 (2019: $226,004) on behalf of the Company. These amounts were repaid by the Company to Sandfire Resources Ltd.  Included in accounts payable and accrued liabilities at June 30, 2020 were $nil (June 30, 2019: $28,149) payable to Sandfire Resources Ltd.

9. Changes in Accounting Policies

The preparation of financial statements in conformity with IFRS requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.

During the year ended June 30, 2020, the Company elected to change the method of accounting for its warrant reserves by reducing the reserve for expirations of warrants.  Under the newly adopted method, the warrant reserve balance will be nil when all warrants have expired.  The Company believed that the reduction of the warrant reserve for expirations provides more relevant and reliable information to the users of its financial statements as the reserve balance will more closely reflect the status of outstanding warrant.  A detailed description and financial statement impact of the change in accounting policy is included in Note 2.q) of the Consolidated Financial Statements for the years ended June 30, 2020 and 2019.

A detailed summary of the Company's significant accounting policies is included in Note 2 and 3 of the Consolidated Financial Statements for the years ended June 30, 2020 and 2019.

10. Financial Instruments and Other Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy has three levels to classify the inputs to valuation techniques used to measure fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

As at June 30, 2020, the carrying value of the Company's financial instruments approximates their fair value due to their short terms to maturity.

Liquidity Risk

The Company manages liquidity risk by maintaining an adequate cash balance. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

10. Financial Instruments and Other Instruments (continued)

Interest Rate Risk

The Company's cash and cash equivalents are subject to interest rate price risk. The Company's interest rate risk management policy for cash and cash equivalents is to purchase highly liquid investments with a term to maturity of three months or less on the date of purchase. The Company does not engage in any hedging activity. The Company earned $190 in interest income during the year ended June 30, 2020.

Credit Risk

The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

Foreign Currency Risk

As the Company operates on an international basis, currency risk exposures arise from transactions and balances denominated in foreign currencies. The Company's foreign exchange risk arises primarily with respect to the U.S. dollar. A significant portion of the Company's cash and cash equivalents, accounts payable, and expenses are denominated in U.S. dollars.  Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations.  The Company does not engage in any hedging activity.

There have been no changes in the Company's objectives and policies for managing the above-mentioned risks and there has been no significant change in the Company's exposure to each risk during the year ended June 30, 2020.

As at June 30, 2020, a 10% change in U.S. dollar against Canadian dollar would result in a $0.2 million (2019: $0.1 million) decrease or increase in the Company's net loss.

11. Business Operations

The Company was incorporated on July 30, 1998 under the laws of British Columbia and is a mining exploration and development company. The Company is a subsidiary of Sandfire Resources Ltd. The address of the Company's corporate and head office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.

Effective February 2, 2018, the Company changed its name to Sandfire Resources America Inc. Its stock symbols are "SFR.V" is on the TSX Venture Exchange and "SRAFF" on the U.S. OTC Market.

The Company is in the process of evaluating and permitting its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

12. Outstanding Share Data

Summary of Outstanding Share Data at the date of this report:

a. Authorized: Unlimited common shares without par value.

Issued and outstanding: 821,613,031 common shares

b. Stock options:

Options outstanding: 2,700,000

c. Warrants:

Warrants outstanding: nil

13. Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management, particularly during the period in which the annual filings are being prepared.

Management has also designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements for the year ended June 30, 2020, in accordance with IFRS.  There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed period that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at June 30, 2020.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these controls and procedures were effective.

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.  The shareholders will be kept informed of any material changes.

14. Forward-looking Statements

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations or the negative of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.  By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

14. Forward-looking Statements (continued)

Forward-looking information includes, but is not limited to, statements regarding:

  analyses and other information based on expectations of future performance and planned work programs;
  the Updated Technical Report and Preliminary Economic Assessment for the Black Butte Copper Project, Montana dated July 12, 2013 (the "Updated PEA"), including estimates of capital, sustaining and operating costs, anticipated internal rates of return, mine production, estimated recoveries, mine life, estimated payback period and net present values;
  permitting time lines and requirements;
  requirements for additional capital, and the potential effect of any notices of environmental conditions relating to mineral claims;
  planned exploration and development of properties and the results thereof, including profitability of the Black Butte Copper Project, its anticipated environmental impact and the anticipated effect of mine design;
  the sufficiency of the Company's current capital resources to carry out its planned exploration, evaluation activities, and operations through fiscal year 2021;
  completion of any new technical reports, including a feasibility study on the Black Butte Copper Project;
  evaluation of the potential impact of future accounting changes; and
  estimates concerning the carrying value of properties.

Statements concerning mineral resource estimates may also constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed. Any forward-looking information is stated as of the date of this document or as of the date of the effective date of information described in this MD&A, as applicable, and the Company does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

With respect to forward-looking information contained herein, the Company has applied several material factors or assumptions that the Company believes are reasonable. Such material factors and assumptions include, but are not limited to, in addition to other assumptions set out in the Updated PEA, that any additional financing needed will be available on reasonable terms; that the exchange rates for the U.S. and Canadian currencies will be consistent with the Company's expectations; that the current exploration and other objectives concerning the Black Butte Copper Project can be achieved and that the Company's other corporate activities will proceed as expected; that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur; that capital, sustaining and operating costs will be as estimated; that the proposed mine plan and recoveries will be achieved; that the current price and demand for copper and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration and development of the Black Butte Copper Project, including final approval of the Company's application for the MOP, will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Company.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

14. Forward-looking Statements (continued)

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Company's public disclosure record, such risks and other factors include, among others, those related to:

  fluctuations in capital markets and share prices;
  the Company's ability to obtain necessary financing to fund the completion of further exploration programs or the development of its mineral properties and the expected use of proceeds;
  the Company's dependence on a single mineral project;
  the Company's dependence on key personnel;
  the Company's operations and contractual obligations;
  results of exploration activities not being consistent with management's expectations;
  changes in estimated mineral resources, grade or recovery rates;
  future prices of metals;
  availability of third party contractors, supplies and equipment;
  failure of equipment to operate as anticipated;
  accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry;
  interference with the Company's exploration or development activities by environmental activists or other special interest groups;
  the Company's principal property being located in the USA, including political, economic and regulatory uncertainty;
  environmental risks, including environmental matters under, or changes to, U.S. federal and Montana rules and regulations;
  impact of environmental remediation requirements;
  the Company's mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  community relations;
  the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits;
  delays in obtaining, or inability to obtain governmental approvals, licenses, or permits, including final approval of the Company's application for the MOP for the Black Butte Copper Project;
  the Company's lack of operating revenues;
  costs of compliance, or failure to comply, with governmental regulations;
  currency fluctuations (particularly the Canadian dollar and United States dollar); and
  estimates used in the Company's financial statements proving to be incorrect.

This is not an exhaustive list of the factors that may affect the Company's forward-looking information.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward-looking information.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors

The securities of the Company are highly speculative and subject to the risks typically associated with the mining industry. A prospective investor should not consider an investment in the Company unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with the Company's business include:

Inability to Permit a Mine at the Black Butte Copper Project

The Company may ultimately be unable to secure and maintain the necessary permits under United States Federal and Montana State laws to build and operate a mine at the Black Butte Copper Project. In the ordinary course, the Company's permitting process will require the receipt and maintenance of, among other things, a 404 permit from the USACE (which has been received) and an operating permit from the MT DEQ (which has been received). The Company must maintain compliance with the permit conditions in order for the permits to remain in good standing. Current Montana law does not allow for revocation of a permit, however there is a current case at the Montana supreme court that is challenging this.

It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine at the Black Butte Copper Project.

Litigation

The Company has in the past been, is currently (as described below and in the Company's other disclosure), and may in the future be, subject to legal proceedings seeking to prevent or impair the Company's pursuit of its Black Butte Copper Project. Such litigation will increase costs and may cause delays in the Company's plans. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably and without excess cost, it will likely have a material adverse effect of the Company.

As of June 30, 2020, the Company has a complaint against Tintina Montana participating in an anti-mining initiative in 2018 that failed.  The U.S. Federal Election Commission is evaluating the merits of this allegation.

A legal challenge to the MT DEQ's Record of Decision was lodged in the 14th Judicial Court in Meagher County, Montana against the MT DEQ and Tintina Montana Inc., a wholly owned subsidiary of the Company, by a number of groups who oppose resource development in Montana on June 4, 2020.  The Company has filed a response on July 22, 2020 and is awaiting further instructions from the Court.

The Black Butte Copper Project is Subject to Organized Opposition

The Black Butte Copper Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Smith River watershed. Accordingly, one of the greatest risks to the Black Butte Copper Project is seen to be political/litigation risk which may ultimately preclude construction of a mine at the Black Butte Copper Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Black Butte, including political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors (continued)

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Black Butte Copper Project and could delay these activities

Although the Company has designed the Black Butte Copper Project to meet or exceed all applicable environmental laws, environmental legislation could evolve in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Company of carrying out exploration and development of the Black Butte Copper Project. Further, compliance with new or additional environmental legislation may result in delays to exploration and development activities.

The Company is unable to secure and maintain sufficient and appropriate water rights to facilitate economic operations

The Company currently has a lease arrangement with two local ranches to lease sufficient water rights to allow mining and processing operations to proceed.  The leased water rights will need to be modified through an administrative proceeding with the MT DNRC in order to be used to mitigate the beneficial use of water pumped out of the Black Butte operations for mineral processing.  This administrative proceeding will determine if the modifications meet the statutory criteria. Once the MT DNRC approves the modifications, the agency's decision is subject to objection and appeal by affected parties.

In September 2018, the ranches submitted applications to the MT DNRC requesting to modify their water rights to permit their use to mitigate the water beneficially used in the Black Butte operations.  On March 13, 2020, the MT DNRC issued Preliminary Determinations to Grant (PDG) the change applications, finding that the applications met the statutory criteria.  Pursuant to statutory requirements, the MT DNRC issued a public notice of the determination, which gave affected parties the opportunity to file objections to the MT DNRC's determination.  Because the MT DNRC received objections to the PDGs, the objections will be heard by a MT DNRC hearing examiner in an administrative contested case proceeding.  After the hearing examiner issues a final order on the applications, the non-prevailing party will have the opportunity to appeal the decision to the district court or the Montana Water Court.  Final decisions by either of those courts are appealable to the Montana Supreme Court.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired or leased by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors (continued)

The Black Butte Project Does Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Black Butte Copper Project, and the Company has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Black Butte Copper Project must be considered an exploration and feasibility evaluation project only. Additional work is required before the Company can ascertain if any mineralization may be economic and hence constitute "ore". A Feasibility Study into the Black Butte Copper Project was commenced in October 2018 and is expected to be completed by end of September 2020.

Mineral Resources Disclosed by the Company for the Black Butte Copper Project are Estimates Only

The Company has included mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". The Company advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource is economically or legally mineable.

All amounts of mineral resources are estimates only, and the Company cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Black Butte Copper Project will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Black Butte Copper Project will demonstrate positive economics or feasibility.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis

The Company's Annual Financial Statements have been prepared on the basis that the Company will continue as a going concern. The Company has prioritized the allocation of available financial resources in order to meet key corporate and Black Butte Copper Project expenditure requirements throughout the fiscal year 2020. Additional financing will be required for continued corporate expenditures and expenditures at the Black Butte Copper Project. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Black Butte Copper Project, the ability of the Company to finance its operating costs, the completion of the development of the Black Butte Copper Project, obtaining and maintaining the necessary permits to mine, and on future profitable production at the Black Butte Copper Project.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors (continued)

Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration, evaluation and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

The Company will require additional funding to meet the development objectives of the Black Butte Copper Project

The Company will need to raise additional financing (share issuances, debt or asset level partnering) to develop the Black Butte Copper Project.  In addition, the positive production decision at the Black Butte Copper Project will require significant capital for project engineering and construction. Accordingly, the continuing development of the Black Butte Copper Project will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that the Company will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

The Black Butte Copper Project is the Company's only mineral property interest

The Black Butte Copper Project is the Company's only mineral project. The Company's principal business objective is to advance the Black Butte Copper Project. If the Company is not successful in its plans, the Company may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. The Company anticipates that such an outcome would adversely impact the price of the Company's common shares. Furthermore, the Company anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Black Butte Copper Project.

If prices for copper decline, the Company may not be able to raise the additional financing required to fund expenditures for the Black Butte Copper Project

The ability of the Company to raise financing to fund the Black Butte Copper Project will be significantly affected by changes in the market price of copper. The price of copper is volatile and is affected by numerous factors beyond the Company's control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper and the stability of exchange rates can all cause fluctuations in copper prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The price of copper has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and development of copper projects with the result that the Company may not have sufficient financing with which to fund its activities.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors (continued)

Mining is inherently hazardous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in exploration, development and mining operations. As is generally the case in the mining industry, these and other hazards may cause, among other things, injuries or death to employees, contractors or other persons at the Company's mineral properties, destruction of the Company's property, plant and equipment and mineral properties, and other adverse consequences, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

The Company competes with larger, better capitalized competitors in the mining industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than The Company possesses. As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms the Company considers acceptable or at all.

The Company is subject to many risks that are not insurable and, as a result, the Company will not be able to recover losses through insurance should such certain events occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for damages, cave-ins or other hazards against which it cannot insure. The payment of such liabilities could increase the Company's operating expenses which could, in turn, have a material adverse effect on the Company's financial position and its results of operations. Although the Company currently maintains liability insurance, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant liabilities and costs that could materially increase the Company's operating expenses.

Global health crisis may impact the Company's planned operations

Since March 2020, several governmental measures have been implemented in the United States, where the Company's operations are located and the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2020.

SANDFIRE RESOURCES AMERICA INC. Management Discussion and Analysis For the year ended June 30, 2020

15. Risk Factors (continued)

The Company continues to operate its business, and in response to US Federal and State and Canadian Federal and Provincial emergency measures, has requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its contractors, could impact the Company's ability to conduct its planned programs in a timely manner, and the Company is evaluating the best way to move its activities forward when the emergency measures are lifted.